

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Winnie Wong
Chief Financial Officer
Alianza Minerals Ltd.
325 Howe Street, Suite 410
Vancouver, British Columbia
Canada, V6C 1Z7

      Re: Alianza Minerals Ltd.
          Form 20-F for the Fiscal Year ended September 30, 2019
          Filed February 18, 2020
          File No. 000-55193

Dear Ms. Wong:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation